FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

CALL NOTICE

ANNUAL AND SPECIAL SHAREHOLDERS MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO are summoned to hold a meeting on March 31, 2011, at 5:00 p.m., at the Company’s headquarters, established at Avenida Brigadeiro Luís Antonio, nº 3.142, in the city of São Paulo in order to resolve on the following Agenda at the Annual and Special General Meeting:

(a)           Reading, discussion and voting the financial statements related to the year ended on December 31st, 2010;

(b)           Approval of the Proposal for Designation of Retained Earnings for the fiscal year ended on December 31, 2010;

(c)           Approval of the Capital Budgeting;

(d)           Approval of the Management Proposal related to the Investment Plan for 2011;

(e)           Determination of annual global compensation of the Company’s management, as well as the compensation of the members of the Advisory Board;

(f)            Election of the members of the Board of Directors;

(g)           Election of the members of the Advisory Board;

(h)           Election of the members of the Fiscal Council;

(i)            Approval of the Management Proposal related to the modification of the Article 4th caput and § 3, Article 5th, §§ 1, 4 and 5 and Article 6th caput, as well as the exclusion of the §§ 2 and 3 of the Article 5th of the Company’s By Laws and the consequent renumeration of the paragraphs.

(j)            Approval of the Management Proposal related to the increase of the capital stock through the capitalization of the Expansion Reserve and Retention Reserve based on the Capital Budgeting, constituted on Shareholders meeting dated on April 29, 2010, resulting in the increase of Company’s capital stock in the amount of R$ 421,500,485.14, without the issuance of new shares and, in consequence, the modification of Article 4th of the Company’s By-laws;

(k)           Approval of the Management Proposal concerning the increase of the capital stock through the capitalization of the goodwill special reserve in the total amount of R$ 105,674,982.41 with 20% of the total increase, that is, R$ 21,134,996.48 capitalized without the issuance of new shares, for the benefit of all shareholders, and 80% of the total increase, that is, R$ 84,539,985.93, capitalized for the benefit of the Company’s controlling shareholder, Wilkes Participações S.A., pursuant to Article 7 of Instruction CVM 319/99 (as amended), by means of the issuance of new preferred shares class A, whose issue price will be the weighted average of the 15 trading floors prior to this call notice and in consequence, the modification of Article 4th of the Company’s By-laws. The Company’s shareholders will be granted the preemptive right for the subscription of these new shares to be issued in compliance with Article 171 of Law 6,404/76 (as amended). Theses new preferred shares Class A will have the same rights and characteristics as the currently preferred shares Class A, except for the dividends related to the fiscal year ended on December 31, 2010; and

(l)            Consolidation of the Company’s Bylaws.

In attendance of the Article 4 of the Instruction CVM 481/09 and pursuant Article 141 of Law 6.404/76 and Instruction CVM 165/91, amended by Instruction CVM 282/98, the minimum percentage of the voting capital to request the multiple vote to elect the members of the Board of Directors is five per cent (5%), being forty-eight (48) previously the beginning of the Shareholders Meeting the legal term to do so.

Copies of the Management Proposals are available to the Shareholders at the Company’s headquarters, at the Company’s Investor Relation (www.grupopaodeacucar.com.br/ri) and at Comissão de Valores Mobiliários – CVM website (www.cvm.gov.br), pursuant to Articles 124 and 135 of Law 6404/76, referring to matters included in the Agenda.

Shareholders intending to be represented at the Shareholders Meeting summoned hereby are required to send the documents, evidencing their capacity as a Company shareholder, and the powers of attorney, seventy-two (72) hours prior to the meeting. The documents shall be forwarded to the Company at Avenida Brigadeiro Luís Antonio, nº 3142, in the city of São Paulo, in attention to Departamento Jurídico Societário.

São Paulo, March 15, 2011.

ABILIO DOS SANTOS DINIZ

Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 16, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.